UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 24, 2025

Soulpower Acquisition Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42582	98-1793430
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 West 55th Street, 17th Floor, New York, New York 10019

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 201-282-6717

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one right	SOULU	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	SOUL	New York Stock Exchange
Rights, each right entitling the holder to receive one-tenth (1/10) of one Class A ordinary share upon the consummation of the initial business combination	SOULR	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Business Combination Agreement

On November 24, 2025, Soulpower Acquisition Corporation, a Cayman Islands exempted company (“SPAC”), SWB Holdings, a Cayman Islands exempted company (“Pubco”), SAC Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of Pubco (“SPAC Merger Sub”), SWB Merger Sub LLC, a Cayman Islands limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub” and together with SPAC Merger Sub, the “Merger Subs”), and SWB LLC, a Cayman Islands limited liability company (the “Company”) entered into a business combination agreement (the “Business Combination Agreement”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, and subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated thereby (the “Closing”), (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Surviving Subsidiary”) and as a result of which SPAC shareholders will receive one share of Pubco Class A non-voting ordinary shares, par value $0.00001 per share (“Pubco Class A Ordinary Share”), for each SPAC Class A ordinary share, par value $0.0001 per share (a “SPAC Class A Ordinary Share”), held by such SPAC shareholder (the “SPAC Merger”) and (ii) the Company Merger Sub will merge with and into the Company with Company continuing as the surviving company (the “Company Surviving Subsidiary”) (such merger, the “Company Merger”, the Company Merger together with the SPAC Merger, the “Mergers” and the Mergers together with the other transactions contemplated by the Business Combination Agreement and the ancillary documents thereto, the “Transactions”), and holders of Company membership interests will receive ordinary shares of Pubco, as described below. As a result of the Mergers, SPAC Surviving Subsidiary and Company Surviving Subsidiary will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with applicable law. The Mergers shall be consummated and effective simultaneously (or as close to simultaneously as possible) on the Closing Date or at such other date as may be agreed in writing by the Parties and specified in the Plans of Merger (such time, the “Effective Time”). The Pubco Class A Ordinary Shares will be non-voting (except as may be required under Cayman Islands law). The only class of voting securities of Pubco will be Class V voting ordinary shares, par value $0.00001 per share (each, a “Pubco Class V Ordinary Share”), which will be convertible into Pubco Class A Ordinary Shares and held by an affiliate of Justin Lafazan, the Company’s Chief Executive Officer and Founder and SPAC’s Chief Executive Officer, who will become Chief Executive Officer of Pubco.

The Company is a recently formed Cayman Islands company that prior to or contemporaneously with the execution of the Business Combination Agreement entered into:

●	certain contribution agreements, dated as of the Signing Date (the “Contribution Agreements”), with investors (the “Contribution Investors”) for those Contribution Investors to contribute certain real estate and mineral rights property and equipment and related assets (together, the “Contributed Assets”) to the Company (or a Subsidiary of the Company) immediately prior to the Closing in exchange for non-voting membership interest units of the Company.

●	asset management agreements and consulting agreements (collectively, the “Asset Management Agreements”), dated as of the Signing Date, with the Contribution Investors relating to the management of the Contributed Assets;

●	a purchase agreement with Bank of Asia (BVI) Limited (“Bank of Asia”) and Russell Crumpler and David Holukoff of Teneo (BVI) Limited and Chan Mei Lan of Teneo Asia Limited, as Joint Provisional Liquidators of Bank of Asia, dated as of November 6, 2025 (the “BVI Banking License Purchase Agreement”), to acquire a banking license and certain related assets in the British Virgin Islands (the “BVI Banking License”) from Bank of Asia, which is in provisional liquidation in the British Virgin Islands, for consideration of a mix of cash and equity;

●	a strategic advisory agreement, dated as of November 24, 2025 (the “Advisory Agreement”), with Animoca Services Limited (“Animoca”), pursuant to which the Company and Animoca will collaborate on joint marketing and strategic arrangements; and

●	certain independent contractor agreements (the “Independent Contractor Agreements” and, collectively with the Contribution Agreements (including any Additional Contribution Agreements (as defined below)), the Asset Management Agreements, the BVI Banking License Purchase Agreement and the Advisory Agreement, the “SWB Agreements”).

1

Consideration

At the Effective Time, each issued and outstanding unit of SPAC shall be automatically separated into its component securities and every SPAC shareholder holding one SPAC unit shall be deemed to hold one SPAC Class A Ordinary Share and one SPAC right. Each SPAC Class A Ordinary Share shall become and be converted automatically into the right to receive one (1) Pubco Class A Ordinary Share, following which, all outstanding SPAC Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. At the Effective Time, each issued and outstanding SPAC right shall be automatically converted into one-tenth (1/10) of a Pubco Class A Ordinary Share. No fractional shares will be issued in connection with such conversion.

At the Effective Time and subject to and upon the terms and conditions of the Business Combination Agreement, the aggregate consideration to be paid to holders of Company membership interest units (“Company Equityholders”) pursuant to the Company Merger (the “Merger Consideration”) shall be an amount equal to one hundred and twenty percent (120%) of an aggregate amount (the “Company Net Asset Amount”) equal to (a) (i) the aggregate amount of the Contributed Assets Value (as such term is defined in each applicable Contribution Agreement) and Mineral Rights Value (as such term is defined in each applicable Contribution Agreement) for all Contributed Assets under all Contribution Agreements that were in effect as of the date of the signing of the Business Combination Agreement (the “Signing Date”) that have been consummated as of the Closing (on a gross basis without netting out any Indebtedness assumed thereunder or any payments made in cash or debt in lieu of Company Units (as defined below)), plus (ii) the amount paid by the Company or its subsidiary (whether in cash, equity or issuance or assumption of debt) as of the Closing for the BVI Banking License in accordance with the terms of the BVI Banking License Purchase Agreement, plus (iii) the amount paid by the Company in equity under the Advisory Agreement as of the Closing in accordance with the terms of the Advisory Agreement, less (iv) the Indebtedness of the Company and its subsidiaries, on a consolidated basis, as of the Closing that is incurred under the SWB Agreements that were in effect as of the Signing Date, less (v) the amount of any cash or cash equivalents of the Company and its subsidiaries that as of the Closing were paid or are payable as consideration for any Contributed Assets under Contribution Agreements that were in effect as of the Signing Date, plus (b) (i) the aggregate amount of the Contributed Assets Value (as such term is defined in each applicable Additional Contribution Agreement (as defined below)) and Mineral Rights Value (as such term is defined in each applicable Additional Contribution Agreement) for all Contributed Assets under all additional Contribution Agreements entered into by the Company between the Signing Date and the Closing in accordance with the terms of the Business Combination Agreement (“Additional Contribution Agreements”) that have been consummated as of the Closing (on a gross basis without netting out any Indebtedness assumed thereunder or any payments made in cash or debt in lieu of Company Units), less (ii) the amount of Indebtedness assumed or issued by the Company and its subsidiaries, on a consolidated basis, in connection with such Additional Contribution Agreements, less (iii) the amount of any cash or cash equivalents of the Company and its subsidiaries paid or are payable as consideration for any Contributed Assets under such Additional Contribution Agreements. As of Signing Date, the Company Net Asset Amount is approximately $6.75 billion based on the SWB Agreements that were executed on or prior to the Signing Date, and the resulting Merger Consideration would be approximately $8.1 billion. The Merger Consideration will be paid in the form of Pubco Ordinary Shares, each valued at Ten U.S. Dollars ($10.00) per share, with holders of Class A membership interest units of the Company (“Company Class A Units”) receiving Pubco Class A Ordinary Shares for their Company Class A Units and holders of Class A membership interest units of the Company (“Company Class V Units ” and together with the Company Class A Units, the “Company Units”) receiving Pubco Class V Ordinary Shares for their Company Class V Units. In accordance with the Business Combination Agreement, (a) the holders of Company Class A Units will receive in the aggregate an amount of shares equal to the Company Net Asset Amount (the “Class A Merger Consideration”) for their Company Class A Units, with each holder receiving its pro rata portion of the Class A Merger Consideration based on the number of Company Class A Units held as a percentage of the total issued and outstanding Company Class A Units (such holder’s “Class A Pro Rata Share”), and (b) the holders of Company Class V Units will receive in the aggregate an amount 20% of the Company Net Asset Amount (the “Class V Merger Consideration”) for their Company Class V Units, with each holder receiving its pro rata portion of the Class V Merger Consideration based on the number of Company Class V Units held as a percentage of the total issued and outstanding Company Class V Units (such holder’s “Class V Pro Rata Share”).

Representations and Warranties

The Business Combination Agreement contains customary representations and warranties of the parties, which shall not survive the Closing. Many of the representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Business Combination Agreement means with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets, liabilities, results of operations or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (ii) the ability of such person or any of its subsidiaries to consummate the Transactions, in each case subject to certain customary exceptions. Certain representations are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.

2

Covenants

The Business Combination Agreement also contains pre-closing covenants of the parties, including obligations of the parties to operate their respective businesses in the ordinary course consistent with past practice, and to refrain from taking certain specified actions without the prior written consent of certain other parties, in each case, subject to certain exceptions and qualifications. Additionally, the parties have agreed not to solicit, negotiate or enter into competing transactions, as further provided in the Business Combination Agreement. SPAC, Pubco and the Company also agreed to use their respective reasonable best efforts to cause, as promptly as practicable after the Signing Date, but in no event later than the Closing Date, Pubco Class A Ordinary Shares to be approved for listing on the New York Stock Exchange (or, at the sole election of the Company made at any time prior to the SPAC Shareholder Meeting, the Nasdaq Global Market or the Nasdaq Capital Market) (the “Applicable Stock Exchange”). The covenants do not survive the Closing (other than those that are to be performed after the Closing).

The Business Combination Agreement also contains obligations of certain of the parties to use their commercially reasonable efforts to consummate the Transactions contemplated by the Business Combination Agreement. This includes certain obligations of SPAC, Company and Pubco with regards to seeking financing agreements for an aggregate of at least $100 million in proceeds on such terms, conditions and structuring, and using such strategy, placement agents and approach, as the Company shall reasonably determine in good faith (unless with a related party) (“PIPE Financing Agreements”) and to carry out the financing contemplated by the PIPE Financing Agreements and the ELOC Agreement (as defined below) (collectively, “Transaction Financing”).

In the Business Combination Agreement, the Company agreed to use its commercially reasonable efforts to deliver to SPAC, (i) as promptly as practicable after the Signing Date and on or prior to sixty (60) days after the Signing Date, consolidated unaudited financial statements of the Company and its subsidiaries as of September 30, 2025, reviewed by a PCAOB qualified auditor and, (ii) as promptly as practicable after the Signing Date and on or prior to March 31, 2026, consolidated audited financial statements of the Company and its subsidiaries as of December 31, 2025, audited by a PCAOB qualified auditor. The Company and Pubco also agreed to a substantially identical covenant with respect to the financial statements of Pubco and its subsidiaries.

SPAC and Pubco agreed, as promptly as practicable after the execution of the Business Combination Agreement, to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 (as amended supplemented from time to time, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Pubco Ordinary Shares issuable to SPAC shareholders and certain Company securityholders pursuant to the Business Combination Agreement, and containing a proxy statement/prospectus for the purpose of SPAC soliciting proxies from the SPAC shareholders to approve (the “SPAC Shareholder Approval”), at an extraordinary general meeting of SPAC shareholders (the “SPAC Shareholder Meeting”), the Business Combination Agreement, the Transactions and related matters (the “SPAC Shareholder Approval Matters”) and providing SPAC shareholders an opportunity, in accordance with SPAC’s organizational documents and its initial public offering prospectus, to have their SPAC Class A Ordinary Shares redeemed. SPAC agreed not to change the recommendation of its board of directors that SPAC shareholders vote in favor of the approval of the Business Combination Agreement and the SPAC Shareholder Approval Matters (the “SPAC Recommendation”), except as required by its fiduciary duties for certain intervening events, subject to certain requirements set forth in the Business Combination Agreement.

The parties agreed to take all necessary action so that effective as of the Closing, the board of directors of Pubco (the “Pubco Board”) will consist of the number of directors as determined by the Company prior to the effectiveness of the Registration Statement, all of which directors shall be designated by the Company prior to the Closing, the majority of which shall be independent directors in accordance with requirements of the Applicable Stock Exchange, provided, that Pubco is intended to be a “controlled company” for purposes of NYSE and shall be permitted to the exceptions for a “controlled company” under the Applicable Stock Exchange rules. At or prior to Closing, Pubco will provide each member of the Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director.

The Company is permitted to enter into Additional Contribution Agreements between the Signing Date and the Closing, (i) with the prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned, except that from and after the date that is five (5) days prior to the first non-confidential filing of the Registration Statement with the SEC, SPAC may withhold its consent at its sole discretion), (ii) except with prior written consent of SPAC (not to be unreasonably withheld, delayed or conditioned), if the types of additional assets to be contributed or additional management agreements to be entered into relate to businesses or activities that are substantially similar to the SWB Agreements existing as of the Signing Date; (iii) if SPAC receives an updated fairness opinion with respect to all such Additional Contribution Agreements; and (iv) if a Lock-Up Agreement is executed by any such additional parties who will receive any Merger Consideration providing for a lock-up period of at least twelve (12) months after the Closing. SPAC and the Company will mutually agree reasonably and in good faith on the change in the Company Net Asset Amount with respect to each Additional Contribution Agreement based on the terms of such Additional Contribution Agreement at or prior to the execution of such Additional Contribution Agreement by the Company.

SPAC agreed to all pay for all expenses incurred by or on behalf of any party in connection with the Business Combination Agreement and the Transactions, including any Transaction Financing and the SWB Agreements, as they are incurred and become due and payable, and to promptly reimburse the Compnay and Pubco for any amounts paid by the Company or Pubco for expenses.

3

Conditions to the Parties’ Obligations to Consummate the Merger

Under the Business Combination Agreement, the obligations of the parties to consummate (or cause to be consummated) the Transactions are subject to a number of customary conditions for special purpose acquisition company business combinations, including, among others, the following: (i) the receipt of the SPAC Shareholder Approval; (ii) the consummation of the Transactions not being prohibited by applicable law or order and there being no pending action brought by a non-affiliated third party to enjoin or otherwise prevent the consummation of the Closing; (iii) any waiting periods under any antitrust laws have expired; (iv) obtaining all required consents from any relevant governmental authorities; (v) the amendment and restatement of Pubco’s memorandum and articles of association, (vi) effectiveness of the Registration Statement; (vii) the shares of Pubco Class A Ordinary Shares having been approved for listing on the Applicable Stock Exchange; (viii) closings under the Contribution Agreements for at least an aggregate of $250 million in Company Net Asset Value have been consummated.

The obligations of SPAC to consummate (or cause to be consummated) the Transactions are also subject to, among other things: (i) the representations and warranties of the Company, Pubco, Company Merger Sub and SPAC Merger Sub being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by the Company, Pubco, Company Merger Sub and SPAC Merger Sub with their respective pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to the Company or Pubco which is continuing and uncured, (iv) the effectiveness of lock-up agreements with each Company Equityholder, (v) the ELOC Agreement (as defined below) being in full force and effect, and (vi) the execution and delivery by Pubco of the Amended and Restated Registration Rights Agreement (as defined below).

The obligations of the Company, Pubco, Company Merger Sub and SPAC Merger Sub to consummate (and cause to be consummated) the Transactions are also subject to, among other things: (i) the representations and warranties of SPAC being true and correct, subject to the applicable materiality standards contained in the Business Combination Agreement, (ii) material compliance by SPAC with its applicable pre-closing covenants, (iii) no occurrence of a Material Adverse Effect with respect to SPAC since the date of the Business Combination Agreement which is continuing and uncured, (iv) the Sponsor Support Agreement and Insider Letter Amendment being in full force and effect, (v) the effectiveness of lock-up agreements with each Company Equityholder (vi) appointment of directors to the Pubco Board as contemplated by the Business Combination Agreement, (vii) the execution and delivery of the Amended and Restated Registration Rights Agreement by SPAC, at least a majority of the holders of “Registrable Securities” pursuant to the Founder Registration Rights Agreement (as defined below), and the Company Equityholder, and (viii) execution of new employment agreements, effective as of the Closing, in form and substance acceptable to SPAC and the Company, between certain specified persons and Pubco or the Company or its subsidiaries.

Termination Rights

The Business Combination Agreement contains certain termination rights, including, among others, the following: (i) upon the mutual written consent of SPAC and the Company, (ii) by SPAC or the Company if a government authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, (iii) by SPAC or the Company if the conditions for Closing have not been fulfilled or waived on or prior to the nine (9) month anniversary of the Signing Date, (iv) by the Company if the SPAC Shareholder Meeting is held and SPAC Shareholder Approval is not received, (v) by SPAC in connection with a breach of a representation, warranty, covenant or other agreement by the Company, Pubco, SPAC Merger Sub or the Company Merger Sub, if the breach would result in the failure of the related condition to Closing, (vi) by the Company in connection with a breach of a representation, warranty, covenant or other agreement by SPAC if the breach would result in the failure of the related condition to Closing, or (vii) by written notice by the Company to SPAC if SPAC’s board of directors shall have made a change, in compliance with the Business Combination Agreement, in the SPAC Recommendation.

None of the parties to the Business Combination Agreement is required to pay a termination fee or reimburse any other party for its expenses as a result of a termination of the Business Combination Agreement. As noted above, SPAC will bear all fees, costs and expenses incurred by any party in connection with the Business Combination Agreement and the Transactions, including any Transaction Financing and the SWB Agreements.

4

Trust Account Waiver

The Company, Pubco, SPAC Merger Sub and Company Merger Sub each agreed that it and its respective affiliates will not have any right, title, interest or claim of any kind in or to any monies in SPAC’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement is filed as Exhibit 2.1 to this Current Report on Form 8-K and the foregoing description thereof is qualified in its entirety by reference to the full text of the Business Combination Agreement and the terms of which are incorporated by reference herein. The filing of the Business Combination Agreement herewith provides investors with information regarding its terms and is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Business Combination Agreement were made as of the execution date of the Business Combination Agreement only and are qualified by information in confidential disclosure schedules provided by the parties to each other in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies, and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations, warranties and covenants in the Business Combination Agreement may have been used for the purpose of allocating risk between the parties rather than establishing matters of fact. Accordingly, you should not rely on the representations, warranties and covenants in the Business Combination Agreement as characterizations of the actual statements of fact about the parties.

Sponsor Support Agreement

Contemporaneously with the execution of the Business Combination Agreement, SPAC entered into a Sponsor Support Agreement with Soulpower Acquisition Sponsor LLC (the “Sponsor”) and Pubco (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed (i) to vote its SPAC ordinary shares in favor of the Business Combination Agreement and the Transactions and each of the SPAC Shareholder Approval Matters, (ii) vote its SPAC ordinary shares against any alternative transactions and (iii) to comply with the restrictions imposed by the letter agreement, dated as of April 1, 2025, by and among SPAC, the Sponsor and the officers and directors of SPAC at the time of its initial public offering (the “Insider Letter”), including the restrictions on transfer and redeeming SPAC Ordinary Shares in connection with the Transactions.

The Sponsor Support Agreement and certain of its provisions will terminate and be of no further force or effect upon the earlier to occur of Closing and the termination of the Business Combination Agreement pursuant to its terms and, if the Business Combination Agreement is terminated pursuant to its terms, all provisions of the Sponsor Support Agreement will terminate and be of no further force or effect.

The Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the Sponsor Support Agreement and the terms of which are incorporated by reference herein.

Lock-Up Agreements

In connection with their Contribution Agreements, the Contribution Investors have entered into Lock-Up Agreements with Pubco (collectively, the “Contribution Investor Lock-Up Agreements”), which will become effective as of the Closing. Also, in connection with the BVI Banking License Purchase Agreement, the Collaboration Agreement and the Consulting Agreements, the counterparties thereto have entered into Lock-Up Agreements with Pubco (collectively, the “Other Company Lock-Up Agreements”), which will become effective as of the Closing. Simultaneously with the execution and delivery of the Business Combination Agreement, each holder of the outstanding membership interest units of the Company also entered into a Lock-Up Agreement with Pubco (collectively, the “Company Member Lock-Up Agreements” and, together with the Contribution Investor Lock-Up Agreements and the Other Company Lock-Up Agreements, the “Lock-Up Agreements”), which will become effective as of the Closing. Under the Lock-Up Agreements, the counterparties have agreed not to transfer or dispose of the Restricted Securities, enter into any swap or arrangement that transfers ownership of the Restricted Securities, or publicly announce the intention to do any of the foregoing until the earlier of (i) a certain period of time after the Closing, ranging from 12 months to 42 months from the Closing, subject, in certain cases to a pro rata leak-out over 18 months and an early release in certain circumstances, including based on Pubco’s post-Closing stock price or trading volume or (ii) the date after the Closing on which Pubco consummates a liquidation, merger, capital stock exchange, reorganization, or other similar transaction with an unaffiliated third party that results in all of Pubco’s shareholders having the right to exchange their equity holdings in Pubco for cash, securities, or other property.

The form of Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement and the terms of which are incorporated by reference herein.

Insider Letter Amendment

Simultaneously with the execution of the Business Combination Agreement, SPAC, Pubco, Sponsor, the Company, the representative of the underwriters of SPAC’s initial public offering (“Representative”), and SPAC’s directors and officers entered into an amendment to the Insider Letter (the “Insider Letter Amendment”) to (i) add Pubco and Company as parties to the Insider Letter, (ii) revise the terms of the Insider Letter to reflect the Transactions, including the issuance of Pubco securities in exchange for SPAC securities, and have Pubco assume and be assigned the rights and obligations of SPAC under the Insider Letter and (iii) amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Lock-Up Agreements described above.

The form of Insider Letter Amendment is filed as Exhibit 10.3 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of Insider Letter Amendment and the terms of which are incorporated by reference herein.

5

ELOC Agreement

Contemporaneously with the execution of the Business Combination Agreement, CREO Investments LLC, a Delaware limited liability company (the “ELOC Investor”) entered into an ordinary share purchase agreement (the “ELOC Agreement”) and related registration rights agreement (the “ELOC Registration Rights Agreement”) with Pubco, which shall become effective upon the Closing. Pursuant to the ELOC Agreement, Pubco shall have the right to sell to the ELOC Investor up to $250 million Pubco Class A Ordinary Shares (the “Commitment Amount”), which such Commitment Amount can be increased to up to $5 billion upon the mutual agreement of Pubco and the ELOC Investor after the Closing (the “ELOC Financing”). Pubco is obligated under the ELOC Agreement and ELOC Registration Rights Agreement to file a registration statement with the SEC to register under the Securities Act for resale by ELOC Investor of the Pubco Class A Ordinary Shares that Pubco may issue to ELOC Investor under the ELOC Agreement.

After the satisfaction of certain conditions precedent set forth in the ELOC Agreement (the “Commencement”), Pubco will have the right from time to time at its sole discretion until during the 36-month period from and after the Commencement, to direct ELOC Investor to purchase up to a specified maximum amount of Pubco Class A Ordinary Shares as set forth in the ELOC Agreement by delivering written notice to ELOC Investor prior to the commencement of trading on any trading day. Pubco will control the timing and amount of any sales of Pubco Class A Ordinary Shares to ELOC Investor. Actual sales of Pubco Class A Ordinary Shares to ELOC Investor under the ELOC Agreement will depend on a variety of factors to be determined by Pubco from time to time, including, among other things, market conditions, and the trading price of Pubco Class A Ordinary Shares.

The purchase price of the shares of Pubco Class A Ordinary Shares that Pubco elects to sell to ELOC Investor pursuant to the ELOC Agreement will be the volume weighted average price of the Pubco Class A Ordinary Shares during the applicable purchase date on which Pubco has timely delivered written notice to ELOC Investor directing it to purchase the Pubco Class A Ordinary Shares under the ELOC Agreement.

The ELOC Agreement and the ELOC Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Pursuant to the ELOC Agreement and upon the Closing of the Business Combination Agreement, Pubco will issue to ELOC Investor $2,500,000 worth of Pubco Class A Ordinary Shares (the “Commitment Shares”) upon the Closing as consideration for its irrevocable commitment to purchase the Pubco Class A Ordinary Shares upon the terms and subject to the satisfaction of the conditions set forth in the ELOC Agreement. In the event of an increase of the Commitment Amount, Pubco shall issue ELOC Investor an additional number of Commitment Shares equal to 0.5% of each additional $1 billion of increased Commitment Amount in accordance with the terms of the ELOC.

The foregoing descriptions of the ELOC Agreement and the ELOC Registration Rights Agreement are are qualified in their entirety by reference to the full text of the form of the ELOC Agreement and the ELOC Registration Rights Agreement, which will be provided by a supplemental filing.

Amended and Restated Registration Rights Agreement

Concurrently with the Closing of the Business Combination Agreement, SPAC, Pubco, the Sponsor, the Representative, the Contribution Investors, each holder of the outstanding membership interest units of the Company and certain other persons shall enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) that will amend and restate the registration rights agreement entered into at the time of SPAC’s initial public offering between SPAC, the Representative and the Sponsor (the “Founder Registration Rights Agreement”), pursuant to which Pubco will (i) assume the registration obligations of SPAC under such registration rights agreement, with such rights applying to the shares of Pubco Class A Ordinary Shares and (ii) provide registration rights with respect to the resale of shares of Pubco Class A Ordinary Shares (including upon conversion of any Pubco Class V Ordinary Shares) held by Sponsor, the Company Equityholders and the other parties thereto.

The form of Amended and Restated Registration Rights Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and the foregoing description thereof is qualified in its entirety by reference to the full text of the form of the Amended and Restated Registration Rights Agreement and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sale of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein, to the extent applicable. The securities of Pubco that may be issued in connection with the ELOC Agreement at Closing will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

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Additional Information and Where to Find It

Pubco and SPAC  intend to file with the SEC a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus (the “Proxy Statement/Prospectus”) in connection with the Transactions (collectively, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Transactions and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This Current Report on Form 8-K does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to SOUL@crescendo-ir.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS CURRENT REPORT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

SPAC, Pubco and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Proposed Transactions, including the names and interests of Pubco’s directors and executive officers, will be set forth in the Registration Statement and Proxy Statement/Prospectus, which is expected to be filed by Pubco and SPAC with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This information contained in this Current Report on Form 8-K is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

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Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco and SPAC, including expectations, intentions, and plans regarding Pubco, SPAC and the Proposed Transactions, statements regarding the timing of the completion of the Proposed Transactions, entry into certain agreements subsequent to the entry into the Business Combination Agreement and the satisfaction of closing conditions to the Proposed Transactions. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of SPAC’s securities; the risk that the Proposed Transactions may not be completed by SPAC’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Transactions, including the approval of SPAC’s shareholders, failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of SPAC or the shares of Class A ordinary shares of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Transactions; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding crypto; risks relating to the treatment of crypto and real estate assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s Class A ordinary shares will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s Class A ordinary shares and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, SPAC or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or SPAC filed, or that will be filed, with the SEC.

Many of these factors are outside of the control of Soulpower, SWB, and Pubco and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination the BCA; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the BCA; (3) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Soulpower or other conditions to closing the Business Combination; (4) SWB’s and Pubco’s ability to develop and manage their businesses, and the advantages and expected growth of SWB and Pubco; (5) the cash position of SWB and Pubco following Closing; (6) the inability to obtain or maintain the listing of Pubco’s securities on a stock exchange following the closing of the Business Combination; (7) the risk that the announcement and pendency of the Business Combination disrupts SWB’s and Pubco’s current plans and operations; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of Pubco and SWB to develop and manage growth profitably and source and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws and regulations or political and economic developments; (11) the possibility that Pubco or SWB may be adversely affected by other economic, business and/or competitive factors; (12) Soulpower’s, SWB’s and Pubco’s estimates of expenses and profitability; (13) the amount of redemptions by Soulpower’s public shareholders; (14) the possibility that contractual counterparties that have committed to providing assets to SWB in connection with the Business Combination may not fulfill their obligations to SWB or that SWB may determine to terminate such agreements due to additional concerns identified in SWB’s diligence prior to the Closing or if the final independent third-party valuation of any such assets are less than SWB’s valuation of such assets, (15) the possibility that asset managers and other service providers to SWB may not fulfill their obligations following the Business Combination; (16) regulatory matters involving SOUL WORLD BANKTM and the other businesses and operations to be conducted by Pubco following the Business Combination, and (17) other risks and uncertainties included in the “Risk Factors” section of the Soulpower IPO Prospectus, the Registration Statement and other documents filed or to be filed with the SEC by Soulpower, SWB and Pubco. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Soulpower, SWB and Pubco do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

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The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of April 1, 2025 and filed by SPAC with the SEC on April 3, 2025, SPAC’s Quarterly Reports on Form 10-Q, and the Registration Statement that will be filed by Pubco and SPAC and the Proxy Statement/Prospectus contained therein, and other documents filed by SPAC and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither SPAC nor Pubco presently know or that SPAC and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of SPAC and Pubco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither SPAC nor Pubco gives any assurance that either SPAC or Pubco will achieve its expectations. The inclusion of any statement in this Current Report does not constitute an admission by SPAC or Pubco or any other person that the events or circumstances described in such statement are material.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1+†	Business Combination Agreement, dated as of November 24, 2025
10.1+	Sponsor Support Agreement, dated as of November 24, 2025
10.2†	Form of Lock-Up Agreement
10.3	Insider Letter Amendment, dated as of November 24, 2025
10.4†	Form of Amended and Restated Registration Rights Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

+	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. SPAC will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

†	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Soulpower Acquisition Corporation

	By:	/s/ Justin Lafazan
	Name:	Justin Lafazan
	Title:	Chief Executive Officer

Dated: December 1, 2025

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